[Letterhead of Wachtell, Lipton, Rosen & Katz]

October 24, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Michael Henderson
Marc Thomas
Robert Arzonetti
Christian Windsor

Re:	Capital One Financial Corporation

Amendment No. 2 to Registration Statement on Form S-4

Response dated September 3, 2024

File No. 333-278812

Dear Messrs. Henderson, Thomas, Arzonetti and Windsor:

On behalf of our client, Capital One Financial Corporation (“Capital One”), we are providing the responses set forth below to the comments of the Staff (the “Staff”) of the Division of Corporation Finance (the “Division”) of the U.S. Securities and Exchange Commission (the “SEC”) set forth in its letter, dated October 11, 2024, with respect to the above-referenced response, dated September 3, 2024, regarding the above-referenced Amendment No. 2 to the Registration Statement on Form S-4 (the “Registration Statement”).

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the response. Terms not otherwise defined in this letter shall have the meanings set forth in the Registration Statement.

Response Dated September 3, 2024

Amendment No. 2 to Registration Statement on Form S-4

Recent Developments

Discover Card Misclassification, page 17

1.

As it relates to Discover management’s incorrect classification of Consumer cards as Commercial cards, and as we relayed in a telephone conference with Discover’s management on October 2, 2024, we have considered the information conveyed in both your letter dated September 3, 2024 and during a conference call with Discover’s management on September 17, 2024. Based on that information, we object to the Company’s methodology for the correction of errors in the application of ASC 605, Revenue Recognition, as well as ASC 606, Revenue from Contracts with Customers. Please provide to us a revised analysis that reassesses the methodology it has employed to correct the revenue errors under ASC 250 related to the incorrect classification of Consumer cards as Commercial cards, including how you propose to correct your historical financial statements. The reassessment should contemplate the Consumer rates and tiers in effect during the respective periods and the historical classification of properly classified Consumer cards in those respective periods.

U.S. Securities and Exchange Commission

October 24, 2024

Response: Capital One respectfully acknowledges the Staff’s comment and respectfully advises the Staff that Discover has provided its response in its letter, dated as of the date hereof, responding to the comments of the Staff set forth in its letter, dated October 11, 2024, with respect to Discover’s Form 10-K for the year ended December 31, 2023 (File No. 001-33378) (the “Discover Response Letter”). By a separate letter, Discover has requested confidential treatment for its response pursuant to the provisions of Rule 83 of the Rules of Practice of the Securities and Exchange Commission (17 C.F.R. §200.83) (“Rule 83”).

2.

Explain whether any additional analysis is required under other relevant GAAP and provide us with a supporting analysis with specific citation to relevant accounting guidance. For example, this analysis should explain whether any additional liabilities were required to be recognized, the type of liability that results from the revenue correction (e.g., refund liability, financial liability, contingent liability, etc.) as well as the appropriateness of disclosures previously provided. This analysis should also address whether and how your subsequent accounting after the second quarter of 2023 will be revised as a result of your reevaluation.

Response: Capital One respectfully acknowledges the Staff’s comment and respectfully advises the Staff that Discover has provided its response in the Discover Response Letter. By a separate letter, Discover has requested confidential treatment for its response pursuant to the provisions of Rule 83.

3.	Provide a comprehensive materiality analysis, addressing both accounting and disclosure.

Response: Capital One respectfully acknowledges the Staff’s comment and respectfully advises the Staff that Discover has provided its response in the Discover Response Letter. By a separate letter, Discover has requested confidential treatment for its response pursuant to the provisions of Rule 83.

4.

We acknowledge the October 4, 2024 letter provided by Discover Financial Services, in connection with our review of their December 31, 2023 Form 10-K, in which Discover’s management confirms that they will also consider our objection noted above in responding to the comments in our letter dated September 20, 2024 related to internal control over financial reporting.

Response: Capital One respectfully acknowledges the Staff’s comment and respectfully advises the Staff that Discover has provided its response in the Discover Response Letter. By a separate letter, Discover has requested confidential treatment for its response pursuant to the provisions of Rule 83.

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If you have any questions, please do not hesitate to contact me at (212) 403-1367, or my partner Matthew M. Guest at (212) 403-1341.

U.S. Securities and Exchange Commission

October 24, 2024

Very truly yours,

/s/ Brandon C. Price

Brandon C. Price

cc:	Matthew W. Cooper, General Counsel and Corporate Secretary, Capital One Financial Corporation

Matthew M. Guest, Wachtell, Lipton, Rosen & Katz